SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 2)*

                             BRANDYWINE REALTY TRUST
                                (Name of Issuer)

                      Common Shares of Beneficial Interest
                         (Title of Class of Securities)

                                    105368203
                                 (CUSIP Number)

                              Mr. Matthew W. Kaplan
                             Rothschild Realty Inc.
                           1251 Avenue of the Americas
                            New York, New York 10020
                                 (212) 403-3500
                 (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 30, 2003
             (Date of event which requires filing of this statement)
                             ----------------------

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13D-1(g), check the following box [ ].


                         (Continued on following pages)

                              (Page 1 of 29 Pages)

------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70159Q104                                Page 2 of 29 Pages


--------------------------------------------------------------------------------
    (1) NAME OF REPORTING PERSON: Five Arrows Realty Securities III L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:
--------------------------------------------------------------------------------
    (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
    (3)  SEC USE ONLY
--------------------------------------------------------------------------------
    (4)  SOURCE OF FUNDS**: WC
--------------------------------------------------------------------------------
    (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
    (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
         Delaware
--------------------------------------------------------------------------------
NUMBER OF              (7)   SOLE VOTING POWER:  -0-
SHARES                 _________________________________________________________
BENEFICIALLY           (8)   SHARED VOTING POWER: 1,343,750 (fn1)
OWNED BY               _________________________________________________________
EACH                   (9)   SOLE DISPOSITIVE POWER: -0-
REPORTING              _________________________________________________________
PERSON WITH            (10)  SHARED DISPOSITIVE POWER: 1,343,750 (fn1)
________________________________________________________________________________
    (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON: 1,343,750 (fn1)
--------------------------------------------------------------------------------
    (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES **                                   [ ]
--------------------------------------------------------------------------------
    (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (11):  3.25%
--------------------------------------------------------------------------------
    (14) TYPE OF REPORTING PERSON **: OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTION BEFORE FILLING OUT!

fn1 Consisting of (i) 1,093,750 common shares of beneficial interest, par value $.01 per share (the "Common Shares"), of Brandywine Realty Trust (the "Company") issued to Five Arrows Realty Securities III L.L.C. ("Five Arrows") upon its conversion (the "Conversion") on a one-for-one basis of that same number of shares of 8.75% Series B Senior Cumulative Convertible Preferred Shares (the "Preferred Shares") held by Five Arrows that were not redeemed by the Company (the "Redemption") concurrent with the Conversion, in each case, pursuant to the Redemption and Conversion Agreement (the "Redemption Agreement") made on December 29, 2003 between the Company and Five Arrows attached as Exhibit 99.1 hereto and incorporated by reference in its entirety herein, and (ii) 250,000 Common Shares (the "Warrant Shares") purchasable at any time or from time to time under a seven-year warrant (the "Warrant"), attached as Exhibit 99.2 hereto and incorporated by reference in its entirety herein. Such shares in the aggregate would represent 3.25% of the outstanding Common Shares of the Company (based on 41,040,710 Common Shares outstanding as of December 29, 2003, as reported in the prospectus supplement dated December 29, 2003 to the prospectus dated February 9, 1999 of the Company plus 250,000 Warrant Shares purchasable under the Warrant).

CUSIP No. 70159Q104                                Page 3 of 29 Pages


                                       13D

    (1)  NAME OF REPORTING PERSON Rothschild Realty Investors III L.L.C.
         I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
    (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
    (3)  SEC USE ONLY
--------------------------------------------------------------------------------
    (4)  SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
    (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                [ ]
--------------------------------------------------------------------------------
    (6)  CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
--------------------------------------------------------------------------------
NUMBER OF              (7)   SOLE VOTING POWER:  -0-
SHARES                 _________________________________________________________
BENEFICIALLY           (8)   SHARED VOTING POWER: 1,343,750 (fn1)
OWNED BY               _________________________________________________________
EACH                   (9)   SOLE DISPOSITIVE POWER: -0-
REPORTING              _________________________________________________________
PERSON WITH            (10) SHARED DISPOSITIVE POWER: 1,343,750 (fn1)
________________________________________________________________________________
    (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON: 1,343,750 (fn1)
--------------------------------------------------------------------------------
    (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES **                                   [ ]
--------------------------------------------------------------------------------
    (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (11):  3.25% (fn 1)
--------------------------------------------------------------------------------
    (14) TYPE OF REPORTING PERSON OO
--------------------------------------------------------------------------------

fn1 Consisting of (i) 1,093,750 Common Shares of the Company issued to Five Arrows upon the Conversion on a one-for-one basis of that same number of Preferred Shares held by Five Arrows that were not subject to the Redemption, in each case, pursuant to the Redemption Agreement, and (ii) 250,000 Warrant purchasable at any time or from time to time under the Warrant. Such shares in the aggregate would represent 3.25% of the outstanding Common Shares of the Company based on 41,040,710 Common Shares outstanding as of December 29, 2003, as reported in the prospectus supplement dated December 29, 2003 to the prospectus dated February 9, 1999 of the Company plus 250,000 Warrant Shares purchasable under the Warrant).

CUSIP No. 70159Q104                                Page 4 of 29 Pages


         This Amendment No. 2 (this "Amendment") amends the statement on
Schedule 13D, as amended by Amendment No. 1 ("Schedule 13D") filed by Five Arrows and Rothschild Realty Investors III L.L.C., a Delaware limited liability company and the sole Managing Member of Five Arrows ("Rothschild") with respect to the Common Shares of the Company, a Maryland corporation, whose principal executive offices are located at 401 Plymouth Road, Suite 500, Plymouth Meeting, Pennsylvania 19462.

         Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) As of the close of business on December 30, 2003, Five Arrows may be deemed to beneficially own 1,343,750 Common Shares (consisting of (i) 1,093,750 Common Shares and (ii) 250,000 Warrant Shares purchasable at any time or from time to time under the Warrant). Such shares in the aggregate would represent 3.25% of the outstanding Common Shares (based on 41,040,710 Common Shares outstanding as of December 29, 2003, as reported in the prospectus supplement dated December 29, 2003 to the prospectus dated February 9, 1999 of the Company plus 250,000 Warrant Shares purchasable under the Warrant).

         (b) Five Arrows has the sole power to vote and dispose of the Common Shares owned, or which may be owned, by it as reported herein, which power may be exercised by Rothschild.

         (c) On December 29, 2003, Five Arrows and the Company entered into the Redemption Agreement whereby the parties agreed to consummate each of the Redemption, the Conversion and the purchase by the Company of one-half of the warrants held by Five Arrows and exercisable for 500,000 Common Shares. Pursuant to the Redemption Agreement, on December 30, 2003, (i) 3,281,250 of the Preferred Shares were redeemed by the Company for $92,531,250 (which amount includes accrued and unpaid distributions thereon for the period from October 1, 2003 to the redemption date) and were subsequently retired; (ii) the remaining 1,093,750 Preferred Shares not redeemed were immediately converted into 1,093,750 Common Shares; and (iii) warrants exercisable for 250,000 Common Shares at an exercise price of $24.00 per share were purchased by the Company for $1,187,500 and were subsequently cancelled.

         (e) As of December 30, 2003 each of the reporting persons ceased to be a beneficial owner of more than Five percent of the Common Shares.

CUSIP No. 70159Q104                                Page 5 of 29 Pages


Item 7.  Material To Be Filed as Exhibits

 Exhibit Number               Description

  99.1 Redemption and Conversion Agreement, dated as of December 29, 2003, between the Company and Five Arrows.

  99.2 Common Shares Purchase Warrant No. W-2, dated December 29, 2003, to purchase 250,000 Common Shares.

CUSIP No. 70159Q104                                Page 6 of 29 Pages


                                    Signature

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2003



                                        FIVE ARROWS REALTY SECURITIES III L.L.C.

                                        By:  /s/ Matthew W. Kaplan
                                             Matthew W. Kaplan
                                             Manager

                                        ROTHSCHILD REALTY INVESTORS III L.L.C.

                                        By:  /s/ Matthew W. Kaplan
                                             Matthew W. Kaplan
                                             Manager

CUSIP No. 70159Q104                                Page 7 of 29 Pages


                                  EXHIBIT 99.1
                       REDEMPTION AND CONVERSION AGREEMENT

         THIS REDEMPTION AND CONVERSION AGREEMENT (this "Agreement") is made this 29th day of December 2003, between Brandywine Realty Trust ("BRT") and Five Arrows Realty Securities III L.L.C. ("Five Arrows").

         WHEREAS, BRT and Five Arrows entered into the Investment Agreement dated as of April 19, 1999 (the "Investment Agreement"), pursuant to which Five Arrows purchased (i) 4,375,000 shares of 8.75% Series B Senior Cumulative Convertible Preferred Shares, par value $.01 per share (the "Preferred Shares"), of BRT and (ii) warrants (the "Warrants") to purchase up to 500,000 common shares of beneficial interest, par value $.01 per share ("Common Shares"), of BRT;

         WHEREAS, Five Arrows wishes to sell, and BRT wishes to purchase, 3,281,250 Preferred Shares (the "Redemption Shares") for an aggregate purchase price of $92,531,250, including accrued and unpaid dividends (the "Preferred Share Redemption Price") allocated in the amounts set forth in Schedule 1 hereto, on the terms and conditions set forth herein;

         WHEREAS, Five Arrows wishes to sell, and BRT wishes to purchase, one-half of the Warrants (the "Purchase Warrants") represented by the originally executed Warrant Certificate No. W-1 (i.e., Warrants exercisable for 250,000 Common Shares) (or any successor Warrant Certificate(s) thereto) (the "Original Certificate"), for an aggregate purchase price of $1,187,500 (the "Warrant Purchase Price") on the terms and conditions set forth herein; and

         WHEREAS, Five Arrows wishes to exercise its right to convert the 1,093,750 Preferred Shares (the "Conversion Shares"), which are not included in the Redemption Shares, into 1,093,750 Common Shares on the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto, intending to be legally bound, agree as follows:

        1. SALE AND REDEMPTION OF REDEMPTION SHARES. Subject to the terms and conditions of this Agreement, at the closing provided for in Section 4 hereof (the "Closing") (i) Five Arrows shall sell to BRT, free and clear of all liens, claims and encumbrances ("Liens"), other than those Liens, if any, as have been imposed by BRT or by agreement with BRT, including without limitation, Liens created pursuant to (w) the Operating Agreement dated as of April 19, 1999 between BRT and Five Arrows, as amended (the "Operating Agreement") (x) the Articles Supplementary Classifying and Designating the Preferred Shares as 8.75% Series B Senior Cumulative Convertible Preferred Shares (the "Articles"), (y) the Agreement and Waiver dated April 19, 1999 between BRT and Five Arrows (the " Agreement and Waiver," and collectively with the Operating Agreement and the Articles, the "Governing Documents") or (z) any other contract, agreement,

CUSIP No. 70159Q104                                Page 8 of 29 Pages


instrument or other document with or of BRT relating to or otherwise governing the rights and obligations of the Preferred Shares, and (ii) BRT shall purchase and accept the Redemption Shares from Five Arrows for the Preferred Share Redemption Price. At the Closing BRT shall pay the Preferred Share Redemption Price payable in United States dollars by wire transfer of funds immediately available in New York City to such account as Five Arrows shall designate in a written notice delivered to BRT on or before the Closing Date (as defined below). Simultaneously with the payment of the Preferred Share Redemption Price, Five Arrows shall deliver to BRT the certificate(s) representing the Redemption Shares, duly endorsed for transfer or accompanied by share transfer powers endorsed in blank. For purposes of clarification only, in consideration of the Preferred Share Redemption Price, Five Arrows hereby acknowledges that it is not entitled to the quarterly dividend on the Common Shares for the fiscal quarter ended December 31, 2003 of $0.44 per Common Share declared by the BRT Board of Trustees on December 18, 2003 and payable on January 15, 2004 to shareholders of record as of December 31, 2003; it being understood that Five Arrows shall be entitled to any dividends declared on the Common Shares for any periods subsequent thereto so long as Five Arrows is a record holder of Common Shares as of the record date declared by the BRT Board of Trustees for such dividend.

         2. SALE AND PURCHASE OF WARRANTS. Subject to the terms and conditions of this Agreement, at the closing (i) Five Arrows shall sell to BRT the Purchase Warrants, free and clear of all Liens, other than those Liens, if any, as have been imposed by BRT or by agreement with BRT, including without limitation, Liens created pursuant to (x) the Governing Documents, (y) the Warrant or (z) any other contract, agreement, instrument or other document relating to or otherwise governing the rights and obligations of the Warrants or the Common Shares underlying such Warrants and (ii) BRT shall purchase and accept the Purchase Warrants from Five Arrows, for the Warrant Purchase Price. At the Closing, BRT shall pay the Warrant Purchase Price payable in United States dollars by wire transfer of funds immediately available in New York City to such account as Five Arrows shall designate in a written notice delivered to BRT on or before the Closing Date. Simultaneously with the payment of the Warrant Purchase Price, Five Arrows shall deliver to BRT the Warrants represented by the Original Certificate, which Original Certificate(s) shall be cancelled, and BRT will execute and deliver to Five Arrows a replacement Warrant Certificate in the identical form of the Original Certificate that covers the remaining 250,000 Common Shares not sold and purchased pursuant to this Agreement without legend or any transfer restriction, except as set forth herein.

         3. CONVERSION OF CONVERSION SHARES. Subject to the terms and conditions of this Agreement, Five Arrows agrees to convert the Conversion Shares into 1,093,750 Common Shares (the "Conversion") on the Closing Date and Five Arrows agrees to deliver to BRT on the Closing Date the share certificate(s) representing the Conversion Shares, duly endorsed for transfer or accompanied by share transfer powers endorsed in blank. As promptly as practicable after the receipt by BRT of the share certificate(s) representing the Conversion Shares, with appropriate share transfer powers, BRT will issue to Five Arrows 1,093,750 Common Shares without legend or any transfer restriction (the "Conversion Common Shares").

CUSIP No. 70159Q104                                Page 9 of 29 Pages


         4. CLOSING DATE. The Closing of (i) the sale and purchase of the Redemption Shares and Purchase Warrants and (ii) the Conversion shall take place at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022 at 10:00 a.m. New York City time, on the date on which BRT issues any preferred shares of beneficial interest (the "New Preferred Shares") pursuant to the Underwriting Agreement dated as of the date hereof (the "Underwriting Agreement") between BRT and Bear Stearns & Co. Inc. ("Bear Stearns") or at such other time and place as BRT and Five Arrows mutually agree in writing. The date upon which the Closing occurs is hereinafter referred to as the "Closing Date." In the event that BRT does not issue, on or before December 30, 2003, the New Preferred Shares pursuant to the Underwriting Agreement for net proceeds (after any underwriting discounts or commissions due to Bear Stearns pursuant to such Underwriting Agreement) to BRT at least equal to $50,000,000, then this Agreement shall terminate, without liability of BRT to Five Arrows or liability of Five Arrows to BRT, except as otherwise set forth herein.

         5. TERMINATION OF RIGHTS AND OBLIGATIONS. Upon receipt by Five Arrows of (i) the Preferred Share Redemption Price and the Warrant Purchase Price and
(ii) the Conversion Common Shares, Five Arrows agrees that neither it nor anyone claiming under or through it shall have any rights under the Articles and all rights and obligations of Five Arrows and BRT under the Investment Agreement, the Operating Agreement and the Agreement and Waiver shall terminate.

         6. RELEASE BY BTR. BTR, on behalf of itself and its owners, members, shareholders, other equity holders, directors, officers, employees, agents, attorneys, assigns and successors by operation of law, hereby, effective after the Closing Date, fully releases and forever discharges Five Arrows and its officers, directors, members or holders of other similar equity and/or economic interests, servants, present employees, past employees, consultants, attorneys, insurers, agents, assigns, heirs, executors, administrators, legal representatives, and successors by operation of law, from all or any manner or rights, claims, and actions, in law or in equity, of whatever kind or nature, whether known or unknown, whether now existing or hereinafter arising on the basis of events existing as of and prior to the Closing, including without limitation by virtue of execution and delivery of this Agreement or the consummation of the transaction contemplated hereby, which BRT and the above-mentioned agents, representatives, successors and assigns, ever had, now have, or may have hereafter against Five Arrows and its above-referenced agents, representatives, successors, and assigns.

         7. REPRESENTATIONS OF FIVE ARROWS. Five Arrows hereby represents and warrants to BRT as follows:

                 (a) Five Arrows is the sole record and beneficial owner of the Redemption Shares, the Conversion Shares and the Warrants. Five Arrows owns the Redemption Shares, the Conversion Shares and the Warrants and, upon transfer or delivery of such Redemption Shares, Conversion Shares and Warrants to BRT pursuant to this Agreement, such Redemption Shares, Conversion Shares and Warrants shall be transferred free and clear of all Liens of every kind, nature and description whatsoever, other than as has been imposed by BRT or by agreement with BRT, including without limitation, Liens, if any, created

CUSIP No. 70159Q104                                Page 10 of 29 Pages


pursuant to (x) the Governing Documents, (y) the Warrant or (z) any other contract, agreement, instrument or other document relating to or otherwise governing the rights and obligations of the Preferred Shares, the Warrants or the Common Shares underlying such Warrants. No third party has any option or right to purchase or acquire or to vote any of the Redemption Shares, Conversion Shares or Warrants.

                (b) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Five Arrows do not and will not (i) conflict with or result in a material breach of or default under any agreement to which Five Arrows is a party or by which Five Arrows is bound or subject; or (ii) result in or constitute the basis for the creation of any Lien of any nature whatsoever on or in respect of the Redemption Shares, the Conversion Shares or the Warrants.

                (c) Five Arrows is a limited liability company duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation, and Five Arrows has all requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Five Arrows and constitutes the valid and binding obligation of Five Arrows, enforceable against it in accordance with its terms, except that such enforcement may be limited by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally, and general equitable principles.

         8. REPRESENTATIONS OF BRT. BRT hereby represents and warrants to Five Arrows as follows:

                (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly authorized by all necessary trust action on the part of BRT and such execution and delivery by BRT do not and will not conflict with or result in a breach of or default under any agreement to which BRT is a party or by which BRT is bound or subject, including without limitation the Governing Documents, the Warrant or any other constitutive documents.

                (b) This Agreement has been duly executed and delivered by BRT and constitutes the valid and binding obligation of BRT, enforceable against BRT in accordance with its terms, except that such enforcement may be limited by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally, and general equitable principles.

                (c) No broker, finder, agent or similar intermediary acting by or on behalf of BRT in connection with this Agreement or the transactions contemplated hereby shall be entitled to any broker's, finder's, or similar fee or other commission from the proceeds thereof from Five Arrows in connection

CUSIP No. 70159Q104                                Page 11 of 29 Pages


therewith based on any contract or other agreement with BRT or any action taken by BRT. In the event that the preceding sentence is in any way inaccurate, BRT agrees to indemnify and hold harmless Five Arrows from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability) for which Five Arrows is responsible.

                (d) This Agreement is made with BRT in reliance upon BRT's representation to Five Arrows, which by BRT's execution of this Agreement BRT hereby confirms, that BRT is not an "underwriter" (as such term is defined under the Securities Act of 1933, as amended (the "Securities Act")), that the Redemption Shares and the Purchase Warrants will be acquired for investment for BRT's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that BRT has no present intention of selling, granting any participation in, or otherwise distributing the same.

                (e) BRT acknowledges that it has undertaken its own review of the Redemption Shares and the Purchase Warrants Shares and is not relying on any information or advice from Five Arrows or its agents or representatives.

                (f) BRT has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to BRT and other financial or business matters so that it is capable of evaluating the merits and risks of its investment in the Redemption Shares and the Purchase Warrants. BRT acknowledges that the transactions contemplated by this Agreement are highly speculative and entail a substantial degree of risk and BRT can bear such risk.

                (g) BRT is an "accredited investor" within the meaning of Securities Exchange Commission Rule 501 of Regulation D, as presently in effect.

         9. NOTICES. All notices required to be given to any of the parties hereunder shall be in writing and shall be deemed to have been sufficiently given for all purposes when presented personally to such party or sent by certified or registered mail, return receipt requested, to such party at its address set forth below:

         If to BRT:          Brandywine Realty Trust
                             401 Plymouth Road
                             Suite 500
                             Plymouth Meeting, PA 19462
                             Attn:  President and Chief
                             Executive Officer and
                                       General Counsel
                             Tel: (610) 325-5600
                             Fax: (610) 325-5622

CUSIP No. 70159Q104                                Page 12 of 29 Pages


         If to Five Arrows:  Rothschild Realty Inc.
                             1251 Avenue of the Americas
                             New York, New York 10020
                             Attn:  Matthew Kaplan
                             Tel: (212) 403-3500
                             Fax: (212) 403-3520

                             With copies to:

                             Schulte Roth & Zabel LLP
                             919 Third Avenue
                             New York, NY 10022
                             Attention: Andre Weiss, Esq.
                             Tel: (212) 756-2431
                             Fax: (212) 593-5955



         All notices, requests, claims, demands and other communications to be given under this Agreement shall be in writing and shall be deemed given (i) three (3) business days following sending by registered or certified mail, postage prepaid, (ii) when sent if sent by facsimile; provided, however, that the facsimile is promptly confirmed by telephone confirmation thereof, (iii) when delivered, if delivered personally to the intended recipient, and (iv) one business day following sending by overnight delivery via a national courier service.

         10. FEES AND EXPENSES. Each of the parties hereto shall pay its own fees and expenses incident to the negotiation, preparation and execution of this Agreement, including attorneys', accountants' and other advisors fees, except that BRT shall pay all stock transfer Taxes, recording fees and other sales, transfer, use, purchase or similar taxes resulting from the transactions contemplated hereby; PROVIDED, that in the event that this Agreement is terminated in accordance with Section 4 hereof, BRT shall immediately pay Five Arrows a sum equal to $75,000 and reimburse Five Arrows for all reasonable out-of-pocket fees and expenses, including attorneys', accountants' and other advisors fees incident to the negotiation, preparation and execution of this Agreement up to $75,000 and shall be paid in United States dollars same day funds within two days after the date this Agreement is terminated. BRT and Five Arrows agree that the agreements contained in this Section 10 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty and that without this Agreement, Five Arrows would not enter into this Agreement. Accordingly, if BRT fails to pay to Five Arrows any amounts due under this Section 10, BRT shall pay the fees and expenses (including legal fees and expenses) in connection with any action,

CUSIP No. 70159Q104                                Page 13 of 29 Pages


including the filing of any lawsuit of other legal action, taken to collect payment, together with interest on such amounts at the prime rate of J.P. Morgan Chase & Co. in effect on the date such payment was required to be made.

         11. TAX CHARACTERIZATION OF SALE AND REDEMPTION OF REDEMPTION SHARES. Five Arrows and BRT will treat the sale and redemption of the Redemption Shares as a redemption of the "Shares" described in Section 302(a) of the Internal Revenue Code of 1986, as amended.

         12. COUNTERPARTS. This Agreement may be executed through the use of separate signature pages, which taken together shall constitute one binding agreement.

         13. SECTION AND OTHER HEADINGS. The section and other headings contained herein are for reference purposes only and shall not affect the meaning or interpretation of the Agreement.

         14. SURVIVAL. All representations, warranties and covenants contained in the Agreement shall survive the redemption, purchase and conversion provided for in this Agreement.

         15. WAIVERS AND AMENDMENTS. This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance.

         16. ENTIRE AGREEMENT. This instrument contains the entire agreement of the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements.

         17. NO ASSIGNMENT. This Agreement may not be assigned, sold, or transferred by either party without the prior written consent of the other party, except by operation of law; PROVIDED, that Five Arrows may assign any of its rights and obligations, in whole or in part, under this Agreement to any of its affiliates; provided, however, that any such assignment by Five Arrows shall not relieve it of its obligations hereunder.

         18. PUBLICITY. No publicity release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued without advance approval of the form and substance thereof by Five Arrows and BRT; provided; however, that neither party to this Agreement shall be obligated to obtain the advance approval of the other party in order to include this Agreement as an exhibit to any filing made under the Securities Act or the Securities Exchange Act of 1934, as amended.

CUSIP No. 70159Q104                                Page 14 of 29 Pages



         19. FURTHER ASSURANCES In addition to the actions, contracts and other agreements and documents and other papers specifically required to be taken or delivered pursuant to this Agreement, each of the parties hereto shall execute such contracts and other agreements and documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

         20. GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with and subject to, the laws of the State of New York applicable to agreements made and to be performed entirely within such State.

         21. CONSENT TO JURISDICTION AND SERVICE OF PROCESS. Any legal suit, action, claim, proceeding or investigation arising out of or relating to this Agreement or the transactions contemplated hereby may be instituted in any state or federal court in the State of New York, and each of the parties hereto waives any objection which such party may now or hereafter have to the laying of the venue of any such suit, action, claim, proceeding or investigation, and irrevocably submits to the jurisdiction of any such court in any such suit, action, claim, proceeding or investigation. Any and all service of process and any other notice in any such suit, action, claim, proceeding or investigation shall be effective against any party if given by registered or certified mail, return receipt requested, or by any other means of mail which requires a signed receipt, postage prepaid, mailed to such party as herein provided.

         22. BINDING EFFECT; BENEFIT. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         23. BOARD OF TRUSTEES. The parties agree that immediately following termination of the rights of Five Arrows and of anyone claiming under or through it under the Articles and other documents referred to in Section 5 of this Agreement, D. Pike Aloian will continue as a Trustee of BRT until January 23, 2004, subject to his right to resign at any time and for any reason or for no reason and subject to the right of a majority of the Board of Trustees of BRT to request and thereupon receive his resignation at any time and for any reason or for no reason. For clarity, while serving on the Board of Trustees, Mr. Aloian will not have any of the special approval rights conferred upon the "Section 4(c) Trustee" in the Articles, which special approval rights will terminate as provided in Section 5 of this Agreement.

         24. LOCK-UP. Five Arrows agrees that until the earlier of
(i) 11:59 p.m. January 22, 2004 and (ii) the consummation by BRT of a sale or distribution or other transfer of its Common Shares (other than under employee benefit plans or a dividend reinvestment plan in effect on the date hereof), Five Arrows will not sell any of its Conversion Common Shares or the Common Shares issuable upon exercise of the Warrants retained by Five Arrows.

CUSIP No. 70159Q104                                Page 15 of 29 Pages


         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on this date above first written.


         [Remainder of this page intentionally left blank]


BRANDYWINE REALTY TRUST,                     FIVE ARROWS REALTY SECURITIES III,
a Maryland real estate investment            L.L.C., Delaware limited liability
trust                                        company

By: /s/ Gerard H. Sweeney                    By:  /s/ Matthew Kaplan
   ------------------------------               --------------------------------
Name:  Gerard H. Sweeney                     Name:  Matthew Kaplan
Title: President and Chief                   Title: Manager
Executive Officer

CUSIP No. 70159Q104                                Page 16 of 29 Pages


                                  EXHIBIT 99.2


                             BRANDYWINE REALTY TRUST

                         COMMON SHARES PURCHASE WARRANT

No. W-2                                                        December 30, 2003

                            Void after April 19, 2006   Warrant to Purchase
                                                           250,000 Common Shares

         BRANDYWINE REALTY TRUST, a Maryland real estate investment trust (the "Company"), for value received, hereby certifies that FIVE ARROWS REALTY
SECURITIES III L.L.C., or registered assigns (the "Holder"), is entitled to purchase from the Company 250,000 duly authorized, validly issued, fully paid and nonassessable shares of beneficial interest, par value $.01 per share, of the Company (the "Common Shares"), at a purchase price, subject to Section 3.2 herein, of $24.00 per share, at any time or from time to time prior to 5:00 P.M., New York City time, on April 19, 2006 (the "Expiration Date"), all subject to the terms, conditions and adjustments set forth below in this Warrant.

         This Warrant Certificate No. 2, which replaces Warrant Certificate No. 1, which was issued on April 19, 1999 (and covered 500,000 Common Shares), is being issued to reflect the purchase by the Company on December 30, 2003 of one-half of the Warrants evidenced by Warrant Certificate No. 1, as provided for in that certain Redemption and Conversion Agreement, dated as of December 29, 2003, between the Company and Five Arrows Realty Securities III L.L.C. (the "Redemption Agreement"). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned such terms in the Warrant Certificate No. 1 and, if applicable, the documents referred to therein.

         1. DEFINITIONS. As used herein, unless the context otherwise requires, the following terms shall have the meanings indicated:

         "BUSINESS DAY" shall mean any day other than a Saturday or a Sunday or a day on which commercial banking institutions in the City of New York are authorized by law to be closed. Any reference to "days" (unless Business Days are specified) shall mean calendar days.

         "COMMISSION" shall mean the Securities and Exchange Commission or any successor agency having jurisdiction to enforce the Securities Act.

         "COMMON SHARES" shall have the meaning assigned to it in the introduction to this Warrant, such term to include any shares of beneficial interest into which such Common Shares shall have been changed or any shares of beneficial interest resulting from any reclassification of such Common Shares.

         "COMPANY" shall have the meaning assigned to it in the introduction to this Warrant, such term to include any trust, corporation or other entity which shall succeed to or assume the obligations of the Company hereunder in compliance with Section 4.

CUSIP No. 70159Q104                                Page 17 of 29 Pages


         "CURRENT MARKET PRICE" shall mean, on any date specified herein, the average of the daily closing prices for the five consecutive Trading Days preceding such date specified herein.

         "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

         "EXPIRATION DATE" shall have the meaning assigned to it in the introduction to this Warrant.

         "FAIR VALUE" shall mean, on any date specified herein (i) in the case of cash, the dollar amount thereof, (ii) in the case of a security, the Current Market Price, and (iii) in all other cases, the fair value thereof (as of a date which is within 20 days of the date as of which the determination is to be made) determined in good faith jointly by the Company and the Holder; PROVIDED, HOWEVER, that if such parties are unable to reach agreement within a reasonable period of time, the Fair Value shall be determined in good faith, by an independent investment banking firm selected jointly by the Company and the Holder or, if that selection cannot be made within ten days, by an independent investment banking firm selected by the American Arbitration Association in accordance with its rules, and PROVIDED FURTHER, that the Company and the Holder shall each pay one-half of all of the fees and expenses of any third parties incurred in connection with determining the Fair Value.

         "HOLDER" shall have the meaning assigned to it in the introduction to this Warrant.

         "OTHER SECURITIES" shall mean any shares of beneficial interest (other than Common Shares) and other securities of the Company or any other Person (corporate or otherwise) which the holders of the Warrants at any time shall be entitled to receive, or shall have received, upon the exercise of the Warrants, in lieu of or in addition to Common Shares, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Shares or Other Securities pursuant to Section 4 or otherwise.

         "PERSON" shall mean any individual, firm, partnership, corporation, trust, joint venture, association, joint stock company, limited liability company, unincorporated organization or any other entity or organization, including a government or agency or political subdivision thereof, and shall include any successor (by merger or otherwise) of such entity.

         "PURCHASE PRICE" shall mean initially $24.00 per share, subject to adjustment and readjustment from time to time as provided in Section 3, and, as so adjusted or readjusted, shall remain in effect until a further adjustment or readjustment thereof is required by Section 3.

         "REDEMPTION AGREEMENT" shall have the meaning assigned to it in the introduction to this Warrant.

         "RIGHTS" shall have the meaning assigned to it in Section 3.9.

         "SECURITIES ACT" shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations thereunder, or any successor statute.

CUSIP No. 70159Q104                                Page 18 of 29 Pages


         "TRADING DAY" shall mean a day on which the Common Shares are traded on the New York Stock Exchange, or other national exchange or quotation system used to determine the Current Market Price.

         "WARRANT" shall mean this Warrant.

         2. EXERCISE OF WARRANT.

         2.1. MANNER OF EXERCISE; PAYMENT OF THE PURCHASE PRICE. (a) This Warrant may be exercised by the Holder hereof, in whole or in part, at any time or from time to time prior to the Expiration Date, by surrendering to the Company at its principal office this Warrant, with the form of Election to Purchase Shares attached hereto as Exhibit A (or a reasonable facsimile thereof) duly executed by the Holder and accompanied by payment of the Purchase Price for the number of Common Shares specified in such form.

         (b) Payment of the Purchase Price may be made as follows (or by any combination of the following): (i) in United States currency by cash or delivery of a certified check or bank draft payable to the order of the Company or by wire transfer to the Company, (ii) by cancellation of such number of the Common Shares otherwise issuable to the Holder upon such exercise as shall be specified in such Election to Purchase Shares, such that the excess of the aggregate Current Market Price of such specified number of shares on the date of exercise over the portion of the Purchase Price attributable to such shares shall equal the Purchase Price attributable to the Common Shares to be issued upon such exercise, in which case such amount shall be deemed to have been paid to the Company and the number of shares issuable upon such exercise shall be reduced by such specified number, or (iii) by surrender to the Company for cancellation certificates representing Common Shares of the Company owned by the Holder (properly endorsed for transfer in blank) having an aggregate Current Market Price on the date of Warrant exercise equal to the Purchase Price.

         2.2. WHEN EXERCISE EFFECTIVE. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the Business Day on which this Warrant shall have been surrendered to, and the Purchase Price shall have been received by, the Company as provided in Section 2.1, and at such time the Person or Persons in whose name or names any certificate or certificates for Common Shares (or Other Securities) shall be issuable upon such exercise as provided in Section 2.3 shall be deemed to have become the holder or holders of record thereof for all purposes.

         2.3. DELIVERY OF SHARE CERTIFICATES, ETC.; CHARGES, TAXES AND EXPENSES.
(a) As soon as practicable after each exercise of this Warrant, in whole or in part, and in any event within three Trading Days thereafter, the Company shall cause to be issued in the name of and delivered to the Holder hereof or as the Holder may direct,

                  (i) a certificate or certificates for the number of Common Shares (or Other Securities) to which the Holder shall be entitled upon such exercise plus, in lieu of issuance of any fractional share to which the Holder would otherwise be entitled, if any, a check for the amount of cash equal to the same fraction multiplied by the Current Market Price per share on the date of Warrant exercise, and

CUSIP No. 70159Q104                                Page 19 of 29 Pages


                  (ii) in case such exercise is for less than all of the Common Shares purchasable under this Warrant, a new Warrant or Warrants of like tenor, for the balance of the Common Shares purchasable hereunder.

         (b) An issuance of certificates for Common Shares upon the exercise of this Warrant shall be made without charge to the Holder hereof for any issue or transfer tax or other incidental expense, in respect of the issuance of such certificates, all of which such taxes and expenses shall be paid by the Company; PROVIDED, HOWEVER, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of Common Shares or other securities or property in a name other than that of the Holder hereof, and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Company the amount of any such tax or established, to the reasonable satisfaction of the Company, that such tax has been paid.

         2.4. COMMON SHARES REGISTERED FOR RESALE. The Company hereby represents and acknowledges that as of the date hereof the Common Shares issuable upon exercise of this Warrant have been registered for resale pursuant to a registration statement on Form S-3 (Registration No. 333-109010) and such registration statement has been continuously effective since October 28, 2003 and as of the date hereof such registration statement has not been withdrawn or been the subject of a stop order or similar action.

         3. ADJUSTMENT OF COMMON SHARES ISSUABLE UPON EXERCISE.

         3.1. ADJUSTMENT OF NUMBER OF SHARES.

         Upon each adjustment of the Purchase Price as a result of the calculations made in this Section 3, this Warrant shall thereafter evidence the right to receive, at the adjusted Purchase Price, that number of Common Shares (calculated to the nearest one-tenth) obtained by dividing (i) the product of the aggregate number of shares covered by this Warrant immediately prior to such adjustment and the Purchase Price in effect immediately prior to such adjustment of the Purchase Price, by (ii) the Purchase Price in effect immediately after such adjustment of the Purchase Price.

         3.2. EXTRAORDINARY DISTRIBUTIONS. In case the Company at any time or from time to time after the date hereof shall distribute to all holders of Common Shares evidence of its indebtedness or assets other than (a) a distribution payable in Common Shares or (b) a Regular Quarterly Dividend, or
(c) a distribution of Rights referred to in Section 3.9 hereof, then, in each such case, subject to Section 3.7, the Purchase Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of any class of securities entitled to receive such distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Purchase Price by a fraction

                  (x) the numerator of which shall be the Current Market Price in effect on such record date or, if the Common Shares trade on an ex-distribution basis, on the date prior to the commencement of ex-distribution trading, less the Fair Value of such distribution applicable to one Common Share, and

CUSIP No. 70159Q104                                Page 20 of 29 Pages


                  (y) the  denominator  of which  shall be such  Current  Market
         Price.

         3.3. [Intentionally Omitted]

         3.4. TREATMENT OF SHARE DISTRIBUTIONS, SHARE SPLITS, ETC. In case the Company at any time or from time to time after the date hereof shall declare or pay any distribution on the Common Shares payable in Common Shares, or shall effect a subdivision of the outstanding Common Shares into a greater number of Common Shares (by reclassification or otherwise than by payment of a distribution in Common Shares), then the Purchase Price in effect immediately prior to such action shall be proportionately reduced and the number of Common Shares issuable upon exercise of this Warrant shall be proportionately increased.

         3.5. [Intentionally Omitted]

         3.6. ADJUSTMENTS FOR COMBINATIONS, ETC. In case the outstanding Common Shares shall be combined or consolidated, by reclassification or otherwise, into a lesser number of Common Shares, the Purchase Price in effect immediately prior to such combination or consolidation shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased and the number of Common Shares issuable upon exercise of this Warrant shall be proportionately decreased.

         3.7. DE MINIMIS ADJUSTMENTS. No adjustment in the Conversion Ratio shall be required unless such adjustment would require a cumulative increase or decrease of at least 1% thereof; PROVIDED, HOWEVER, that any adjustments that by reason of this Section 3.7 are not required to be made shall be carried forward and taken into account in any subsequent adjustment until made. All calculations under this Section 3 shall be made to the nearest cent (with $.005 being rounded upward) or to the nearest one-tenth of a share (with .05 of a share being rounded upward), as the case may be.

         3.8. ABANDONED DISTRIBUTION. If the Company shall take a record of the holders of its Common Shares for the purpose of entitling them to receive a distribution (which results in an adjustment to the Purchase Price under the terms of this Warrant) and shall, thereafter, and before such distribution is paid or delivered to shareholders entitled thereto, abandon its plan to pay or deliver such distribution, then any adjustment made to the Purchase Price and number of Common Shares purchasable upon exercise of this Warrant by reason of the taking of such record shall be reversed, and any subsequent adjustments, based thereon, shall be recomputed.

         3.9. SHAREHOLDER RIGHTS PLAN. Notwithstanding the foregoing, in the event that the Company shall distribute "poison pill" rights pursuant to a "poison pill" shareholder rights plan (the "Rights"), the Company shall, in lieu of making any adjustment pursuant to Section 3.2, make proper provision so that each Holder who exercises a Warrant after the record date for such distribution and prior to the expiration or redemption of the Rights shall be entitled to receive upon such exercise, in addition to the Common Shares issuable upon such exercise, a number of Rights to be determined as follows: (i) if such exercise occurs on or prior to the date for the distribution to the holders of Rights of separate certificates evidencing such Rights (the "Distribution Date"), the same number of Rights to which a holder of a number of Common Shares equal to the

CUSIP No. 70159Q104                                Page 21 of 29 Pages


number of Common Shares issuable upon such exercise at the time of such exercise would be entitled in accordance with the terms and provisions of and applicable to the Rights; and (ii) if such exercise occurs after the Distribution Date, the same number of Rights to which a holder of the number of shares into which the Warrant so exercised was exercisable immediately prior to the Distribution Date would have been entitled on the Distribution Date in accordance with the terms and provisions of and applicable to the Rights.

         4. CONSOLIDATION, MERGER, ETC.

         4.1. ADJUSTMENTS UPON CERTAIN TRANSACTIONS. If the Company shall be a party to any transaction (including, without limitation, a merger,
consolidation,   statutory  share  exchange,   self  tender  offer  for  all  or
substantially all Common Shares, sale of all or substantially all of the Company's assets or recapitalization of the Common Shares (each of the foregoing being referred to herein as a "Transaction"), in each case as a result of which Common Shares shall be converted into the right to receive shares, stock, securities or other property (including cash or any combination thereof), then, and in the case of each such Transaction, proper provision shall be made so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant, upon the exercise hereof at any time after the consummation of such Transaction, shall be entitled to receive (at the aggregate Purchase Price in effect at the time of such consummation for all Common Shares or Other Securities issuable upon such exercise immediately prior to such consummation), in lieu of the Common Shares or Other Securities issuable upon such exercise prior to such consummation, the kind and amount of shares, stock, securities and other property (including cash or any combination thereof) to which such Holder would actually have been entitled as a shareholder upon the consummation of such Transaction if such Holder had exercised this Warrant immediately prior thereto, assuming such Holder (i) is not a person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (a "Constituent Person"), or an affiliate of a Constituent Person and (ii) failed to exercise his or her appraisal rights or rights of election, if any, as to the kind or amount of shares, stock, securities and other property (including cash) receivable in such Transaction. The Company shall not be a party to any Transaction unless the terms of such Transaction are consistent with the provisions of this Section 4.1, and it shall not consent or agree to the occurrence of any Transaction until the Company has entered into an agreement with the successor or purchasing entity, as the case may be, for the benefit of the Holder of this Warrant that will contain provisions enabling such Holder to receive the securities, cash or other property to which such Holder would actually have been entitled as a shareholder upon such consummation if such Holder had exercised this Warrant immediately prior thereto, subject to adjustments (subsequent to such consummation) as nearly equivalent as possible to the adjustments provided for in Sections 3 through 5.

         4.2. ASSUMPTION OF OBLIGATIONS. Notwithstanding anything contained in this Warrant to the contrary, the Company shall not effect any Transaction unless, prior to the consummation thereof, each Person (other than the Company) which may be required to deliver any stock, securities, cash or property upon the exercise of this Warrant as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder of this Warrant, (a) the obligations of the Company under this Warrant (and if the Company shall survive the consummation of such transaction, such assumption shall be in addition to, and shall not release the Company from, any continuing obligations of the Company under this Warrant) and the obligation to deliver to

CUSIP No. 70159Q104                                Page 22 of 29 Pages


the Holder such shares of stock, securities, cash or property as, in accordance with the foregoing provisions of this Section 4, the Holder may be entitled to receive.

         5. [Intentionally omitted.]

         6. NO DILUTION OR IMPAIRMENT. The Company shall not, by amendment of its Declaration of Trust or through any consolidation, merger, reorganization, transfer of assets, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Warrant against dilution or other impairment. Without limiting the generality of the foregoing, the Company (a) shall not permit the par value of any shares of beneficial interest receivable upon the exercise of this Warrant to exceed the amount payable therefor upon such exercise, (b) shall at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Shares solely for the purpose of effecting the exercise of this Warrant, the full number of Common Shares deliverable upon the full exercise of this Warrant, (c) shall take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of beneficial interest, free from all taxes, liens, security interests, encumbrances, preemptive rights and charges on the exercise of this Warrant from time to time outstanding and, (d) shall not take any action which results in any adjustment of the Purchase Price if the total number of Common Shares (or Other Securities) issuable after the action upon the full exercise of this Warrant would exceed the total number of Common Shares (or Other Securities) then authorized by the Company's Declaration of Trust and available for the purpose of issue upon such exercise.

         7. NOTICE OF ADJUSTMENTS. In each case of any adjustment or readjustment in the Common Shares (or Other Securities) issuable upon the exercise of this Warrant, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms of this Warrant and prepare a notice of such adjustment or readjustment setting forth such adjustment or readjustment and the effective date of such adjustment or readjustment and shall mail such notice of such adjustment or readjustment to each holder of a Warrant at such holder's address as it appears in the Warrant Register (as defined below).

         8. NOTICES OF TRUST ACTION. If:

         (a) the Company shall declare a distribution on the Common Shares (other than the Regular Quarterly Dividend); or

         (b) the Company shall authorize the granting to all holders of Common Shares of rights or warrants to subscribe for or purchase any shares of any class of beneficial interest; or

         (c) there shall be any reclassification of the Common Shares or any consolidation or merger to which the Company is a party and for which approval of any shareholders of the Company is required, or a statutory share exchange,

CUSIP No. 70159Q104                                Page 23 of 29 Pages


or self tender offer by the Company for all or substantially all of its outstanding Common Shares or the sale or transfer of all or substantially all of the assets of the Company as an entity; or

         (d) there shall occur the involuntary or voluntary liquidation, dissolution or winding up of the Company;

then the Company shall cause to be mailed to the holders of this Warrant, at the address as it appears in the Warrant Register, as promptly as possible, but at least 15 Business Days prior to the applicable date hereinafter specified, a notice stating (A) the date on which a record is to be taken for the purpose of such distribution or rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Shares of record to be entitled to such distribution or rights or warrants are to be determined or (B) the date on which such reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up is expected to become effective, and the date as of which it is expected that holders of Common Shares shall be entitled to exchange their Common Shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up. Failure to give or receive such notice or any defect therein shall not affect the legality or validity of the proceedings described in this Section 8.

         9. REGISTRATION OF COMMON SHARES. If any Common Shares required to be reserved for purposes of exercise of this Warrant require registration with or approval of any governmental authority under any federal or state law (other than the Securities Act) before such shares may be issued upon exercise, the Company shall, at its expense and as expeditiously as possible, use its reasonable best efforts to cause such shares to be duly registered or approved, as the case may be. At any such time as Common Shares are listed on any national securities exchange, the Company shall endeavor to list the Common Shares required to be delivered upon exercise of this Warrant, prior to such delivery, upon each such national securities exchange and maintain the listing of such shares after their issuance; and the Company shall also endeavor to list on any such national securities exchange and maintain such listing of, any Other Securities that at any time are issuable upon exercise of this Warrant, if and at the time that any securities of the same class shall be listed on any such national securities exchange(s) by the Company. The covenants contained in this
Section 9 shall terminate upon the Expiration Date.

         10. RESERVATION OF SHARES, ETC. The transfer agent for the Common Shares, which may be the Company ("Transfer Agent"), and every subsequent Transfer Agent for any shares of the Company's equity securities issuable upon the exercise of any of the purchase rights represented by this Warrant, are hereby irrevocably authorized and directed at all times until the Expiration Date to reserve such number of authorized and unissued shares as shall be requisite for such purpose. The Company shall keep copies of this Warrant on file with the Transfer Agent for the Common Shares and with every subsequent Transfer Agent for any of the Company's equity securities issuable upon the exercise of the rights of purchase represented by this Warrant. The Company shall supply such Transfer Agent with duly executed share certificates for such purpose. All Warrant Certificates surrendered upon the exercise of the rights thereby evidenced shall be canceled, and such canceled Warrants shall constitute sufficient evidence of the number of shares of beneficial interest which have

CUSIP No. 70159Q104                                Page 24 of 29 Pages


been issued upon the exercise of such Warrants. Subsequent to the Expiration Date, no shares of beneficial interest need be reserved in respect of any unexercised Warrant.

         11. REGISTRATION AND TRANSFER OF WARRANTS, ETC.

         11.1. WARRANT REGISTER; OWNERSHIP OF WARRANTS. Each Warrant issued by the Company shall be numbered and shall be registered in a warrant register (the "Warrant Register") as it is issued and transferred, which Warrant Register shall be maintained by the Company at its principal office or, at the Company's election and expense, by a Warrant Agent or the Company's transfer agent. The Company shall be entitled to treat the registered Holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other Person, and shall not be affected by any notice to the contrary, except that, if and when any Warrant is properly assigned in blank, the Company may (but shall not be obligated to) treat the bearer thereof as the owner of such Warrant for all purposes. A Warrant, if properly assigned, may be exercised by a new holder without a new Warrant first having been issued.

         11.2. TRANSFER OF WARRANTS. Subject to compliance with applicable securities laws, this Warrant and all rights hereunder are transferable in whole or in part, without charge to the Holder hereof, upon surrender of this Warrant with a properly executed Form of Assignment attached hereto as Exhibit B at the principal office of the Company. Upon any partial transfer, the Company shall at its expense issue and deliver to the Holder a new Warrant of like tenor, in the name of the Holder, which shall be exercisable for such number of Common Shares with respect to which rights under this Warrant were not so transferred. The Holder shall be responsible for payment of any transfer tax payable in connection with any transfer, in whole or in part of this Warrant.

         11.3. REPLACEMENT OF WARRANT. On receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender of such Warrant to the Company at its principal office and cancellation thereof, the Company at its expense shall execute and deliver, in lieu thereof, a new Warrant of like tenor.

         11.4. ADJUSTMENTS TO PURCHASE PRICE AND NUMBER OF SHARES. Notwithstanding any adjustment in the Purchase Price or in the number or kind of Common Shares purchasable upon exercise of this Warrant, any Warrant theretofore or thereafter issued may continue to express the same number and kind of Common Shares as are stated in this Warrant, as initially issued.

         11.5.  FRACTIONAL SHARES.  Notwithstanding  any adjustment  pursuant to
Section 3 in the number of Common Shares covered by this Warrant or any other provision of this Warrant, the Company shall not be required to issue fractions of shares upon exercise of this Warrant or to distribute certificates which evidence fractional shares. In lieu of fractional shares, the Company shall make payment to the Holder, at the time of exercise of this Warrant as herein

CUSIP No. 70159Q104                                Page 25 of 29 Pages


provided, in an amount in cash equal to such fraction multiplied by the Current Market Price of a Common Share on the date of Warrant exercise.

         12. REMEDIES; SPECIFIC PERFORMANCE. The Company stipulates that there would be no adequate remedy at law to the Holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant and accordingly, the Company agrees that, in addition to any other remedy to which the Holder may be entitled at law or in equity, the Holder shall be entitled to seek to compel specific performance of the obligations of the Company under this Warrant, without the posting of any bond, in accordance with the terms and conditions of this Warrant in any court of the United States or any State thereof having jurisdiction, and if any action should be brought in equity to enforce any of the provisions of this Warrant, the Company shall not raise the defense that there is an adequate remedy at law. Except as otherwise provided by law, a delay or omission by the Holder hereto in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach. No remedy shall be exclusive of any other remedy. All available remedies shall be cumulative.

         13. NO RIGHTS OR LIABILITIES AS SHAREHOLDER. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof any rights as a shareholder of the Company or as imposing any obligation on the Holder to purchase any securities or as imposing any liabilities on the Holder as a shareholder of the Company, whether such obligation or liabilities are asserted by the Company or by creditors of the Company.

         14. NOTICES. All notices and other communications (and deliveries) provided for or permitted hereunder shall be made in writing by hand delivery, telecopier, any courier guaranteeing overnight delivery or first class registered or certified mail, return receipt requested, postage prepaid, addressed (a) if to the Company, to the attention of its President at its principal office located at 401 Plymouth Road, Plymouth Meeting, PA 19462 or such other address as may hereafter be designated in writing by the Company to the Holder in accordance with the provisions of this Section, or (b) if to the Holder, at its address as it appears in the Warrant Register.

         All such notices and communications (and deliveries) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when receipt is acknowledged, if telecopied; on the next Business Day, if timely delivered to a courier guaranteeing overnight delivery; and five days after being deposited in the mail, if sent first class or certified mail, return receipt requested, postage prepaid; PROVIDED, that the exercise of any Warrant shall be effective in the manner provided in Section 2.

CUSIP No. 70159Q104                                Page 26 of 29 Pages


         15. AMENDMENTS. This Warrant and any term hereof may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, except by written instrument duly executed by the party against which enforcement of such amendment, modification, supplement, termination or consent to departure is sought.

         16. DESCRIPTIVE HEADINGS, ETC. The headings in this Warrant are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Warrant otherwise requires: (1) words of any gender shall be deemed to include each other gender;
(2) words using the singular or plural number shall also include the plural or singular number, respectively; (3) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Warrant shall refer to this Warrant as a whole and not to any particular provision of this Warrant, and Section and paragraph references are to the Sections and paragraphs of this Warrant unless otherwise specified; (4) the word "including" and words of similar import when used in this Warrant shall mean "including, without limitation," unless otherwise specified; (5) "or" is not exclusive; and (6) provisions apply to successive events and transactions.

         17. GOVERNING LAW. This Warrant shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the conflict of laws principles thereof).

         18. JUDICIAL PROCEEDINGS; WAIVER OF JURY. Any legal action, suit or proceeding brought against the Company with respect to this Warrant may be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and by execution and delivery of this Warrant, the Company hereby irrevocably and unconditionally waives any claim (by way of motion, as a defense or otherwise) of improper venue, that it is not subject personally to the jurisdiction of such court, that such courts are an inconvenient forum or that this Warrant or the subject matter may not be enforced in or by such court. The Company hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts in any such action, suit or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, at its address set forth or provided for in Section 15, such service to become effective 10 days after such mailing. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section. The Company irrevocably submits to the exclusive jurisdiction of the aforementioned courts in such action, suit or proceeding. THE COMPANY HEREBY IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING, WHETHER AT LAW OR EQUITY, BROUGHT BY IT OR THE HOLDER IN CONNECTION WITH THIS WARRANT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

         19. [INTENTIONALLY OMITTED]

CUSIP No. 70159Q104                                Page 27 of 29 Pages


         20. NON-RECOURSE. No recourse shall be had for any obligation of the Company hereunder, or for any claim based thereon or otherwise in respect thereof, against any past, present or future trustee, shareholder, officer or employee of the Company, whether by virtue of any statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such other liability being expressly waived and released by each other party hereto.



                                   BRANDYWINE REALTY TRUST


                                   By:
                                       -----------------------------------------
                                       Title:  President and
                                               Chief Executive Officer

CUSIP No. 70159Q104                                Page 28 of 29 Pages


                                                  EXHIBIT A to
                                                  COMMON SHARES PURCHASE WARRANT


                                    [FORM OF]
                           ELECTION TO PURCHASE SHARES

         The undersigned hereby irrevocably elects to exercise the Warrant to purchase ____ Common Shares, par value $0.01 per share ("Common Shares"), of BRANDYWINE REALTY TRUST and hereby [makes payment of $________ therefor] [or] [makes payment therefor by reduction pursuant to Section 2.1(b)(ii) of the Warrant of the number of Common Shares otherwise issuable to the Holder upon Warrant exercise by ___ shares] [or] [makes payment therefor by delivery of the following Common Shares Certificates of the Company (properly endorsed for transfer in blank) for cancellation by the Company pursuant to Section
2.1(b)(iii) of the Warrant, certificates of which are attached hereto for cancellation [list certificates by number and amount]]. The undersigned hereby requests that certificates for such shares be issued and delivered as follows:

ISSUE TO:
         _______________________________________________________________________
                                     (NAME)
________________________________________________________________________________
                          (ADDRESS, INCLUDING ZIP CODE)
________________________________________________________________________________
                  (SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER)
DELIVER TO:
           _____________________________________________________________________
                                     (NAME)
________________________________________________________________________________
                          (ADDRESS, INCLUDING ZIP CODE)

         If the number of Common Shares purchased (and/or reduced) hereby is less than the number of Common Shares covered by the Warrant, the undersigned requests that a new Warrant representing the number of Common Shares not so purchased (or reduced) be issued and delivered as follows:

ISSUE TO:
         _______________________________________________________________________
                    FIVE ARROWS REALTY SECURITIES III L.L.C.
________________________________________________________________________________
                          (ADDRESS, INCLUDING ZIP CODE)
DELIVER TO:
           _____________________________________________________________________
                    FIVE ARROWS REALTY SECURITIES III L.L.C.
________________________________________________________________________________
                          (ADDRESS, INCLUDING ZIP CODE)

Dated: _____________, ______           FIVE ARROWS REALTY SECURITIES II, L.L.C.

                                            By
                                              ----------------------------------
                                               Name:
                                               Title:

CUSIP No. 70159Q104                                Page 29 of 29 Pages


                                                  EXHIBIT B to
                                                  COMMON SHARES PURCHASE WARRANT


                              [FORM OF] ASSIGNMENT

         FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto the Assignee named below all of the rights of the undersigned to purchase Common Shares, par value $0.01 per share ("Common Shares") of BRANDYWINE REALTY TRUST represented by the Warrant, with respect to the number of Common Shares set forth below:


NAME OF ASSIGNEE               ADDRESS                         NO. OF SHARES





and does hereby irrevocably constitute and appoint ________ Attorney to make such transfer on the books of BRANDYWINE REALTY TRUST maintained for that purpose, with full power of substitution in the premises.

Dated: _____________, ______           FIVE ARROWS REALTY SECURITIES III, L.L.C.

                                            By
                                              ----------------------------------
                                               Name:
                                               Title: